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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                            WEINER'S STORES, INC.
                -----------------------------------------------
                              (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                    948704101
                              --------------------
                                 (CUSIP Number)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)
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CUSIP No.  948704101

----------------------------------------------------------------------------------------------------
1)       Name of Reporting Person                                            Sol B. Weiner

         S.S. or I.R.S. Identification No.  of Above Person                  ###-##-####
----------------------------------------------------------------------------------------------------
2)       Check the appropriate box if a member of a Group                    (a)N/A
                                                                             (b)N/A
----------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------
4)       Citizenship or place of organization                                U.S.A.
----------------------------------------------------------------------------------------------------
Number of Shares          (5)     Sole Voting Power                          1,843,674
                        ----------------------------------------------------------------------------
Beneficially Owned        (6)     Shared Voting Power                              -0-
                        ----------------------------------------------------------------------------
by Each Reporting         (7)     Sole Dispositive Power                     1,843,674
                        ----------------------------------------------------------------------------
Person with               (8)     Shared Dispositive Power                         -0-
----------------------------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially  Owned by
         Each Reporting Person                                               1,843,674
----------------------------------------------------------------------------------------------------
10)      Check Box if the Aggregate Amount in Row (9)
         Excludes certain Shares                                             N/A
----------------------------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9                     9.98%
----------------------------------------------------------------------------------------------------
12)      Type of Reporting Person                                            IN
----------------------------------------------------------------------------------------------------

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Item 1(a).     Name of Issuer:
               Weiner's Stores, Inc.
Item 1(b).     Address of Issuer's Principal Executive Offices:
               6005 Westview
               Houston, Texas 77055
Item 2(a).     Name of Person Filing:
               Sol B. Weiner
Item 2(b).     Address of Principal Business Office or,if None, Residence:
               434 Hunterwood
               Houston, TX 77024
Item 2(c).     Citizenship:
               U.S.A.
Item 2(d).     Title of Class of Securities:
               Common Stock
Item 2(e).     CUSIP Number:
               948704101
Item 3.        N/A
Item 4.        Ownership
               (a)   Amount Beneficially Owned:
               (b)   Percent of Class:  9.98%
               (c)   Number of shares as to which the person has:
                        (i)     sole power to vote or to direct the vote:
                                  1,843,674
                        (ii)    shared power to vote or to direct the vote:
                                  -0-
                        (iii) sole power to dispose or to direct the disposition of: 1,843,674
                        (iv) shared power to dispose or to direct the disposition of: -0-
Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
               Not applicable.
Item 8.        Identification and Classification of Members of the Group.
               Not applicable.
Item 9.        Notice of Dissolution of Group.
               Not applicable.
Item 10.       Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  February 11, 1999




                                        /s/ SOL B. WEINER
                                        ----------------------------------------
                                        Sol B. Weiner